Exhibit 99.2

Medicus Pharma Ltd.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(unaudited) (expressed in United States dollars, except number of shares)

Medicus Pharma Ltd.

Condensed Consolidated Interim Statements of Financial Position

(unaudited) (expressed in United States dollars)

As at		September 30, 2024	December 31, 2023
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		5,306,159	1,719,338
Prepaids		136,361	173,719
Total current assets		5,442,520	1,893,057
Non-current assets
Right-of-use assets, net	3	278,389	-
Total assets		5,720,909	1,893,057

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,879,834	781,609
Lease obligations	3	112,387	-
Total current liabilities		1,992,221	781,609
Non-current liabilities
Lease obligations	3	236,584	-
Total liabilities		2,228,805	781,609

Shareholders' equity
Share capital	5	30,516,801	19,835,839
Contributed surplus	6	727,300	146,671
Deficit		(27,751,997)	(18,871,062)
Total shareholders' equity		3,492,104	1,111,448
Total liabilities and shareholders' equity		5,720,909	1,893,057

Commitments and contingencies	10
Subsequent events	13

Approved on behalf of the Board:

"Signed"	"Signed"
Director - Robert Ciaruffoli	Director - Frank Lavelle

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Medicus Pharma Ltd.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited) (expressed in United States dollars, except number of shares)

		For the three months ended September 30,		For the nine months ended September 30,
		2024	2023	2024	2023
	Notes	$	$	$	$
Operating expenses
General and administrative	8	2,201,911	186,418	6,008,493	725,957
Research and development		777,514	40,395	2,162,680	159,083
Depreciation	3	26,322	-	78,395	-
Share-based compensation	6	-	-	580,629	-
Total operating expenses		3,005,747	226,813	8,830,197	885,040

Loss from operations		(3,005,747)	(226,813)	(8,830,197)	(885,040)

Finance expense (income), net	9	(46,531)	186,214	50,738	500,579
Listing expense		-	2,550,665	-	2,550,665
Net loss and comprehensive loss for the period		(2,959,216)	(2,963,692)	(8,880,935)	(3,936,284)

Loss per share - basic and diluted	7	(0.31)	(1.47)	(0.98)	(2.04)

Weighted average number of common shares outstanding - basic and diluted	7	9,514,738	2,019,505	9,037,153	1,930,261

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Medicus Pharma Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity (Deficiency)

(unaudited) (expressed in United States dollars, except number of shares)

		Common shares		Contributed surplus	Deficit	Total
	Notes	#	$	$	$	$
Balance as at December 31, 2023		8,076,673	19,835,839	146,671	(18,871,062)	1,111,448
Conversion of debt	4	1,308,798	5,210,962	-	-	5,210,962
Issuance of common shares	5	1,461,250	5,470,000	-	-	5,470,000
Share-based compensation	6	-	-	580,629	-	580,629
Net loss and comprehensive loss for the period		-	-	-	(8,880,935)	(8,880,935)
Balance as at September 30, 2024		10,846,721	30,516,801	727,300	(27,751,997)	3,492,104

Balance as at December 31, 2022		1,884,900	194,538	-	(12,392,570)	(12,198,032)
Acquisition of Interactive Capital Partners Ltd.		287,471	1,149,882	-	-	1,149,882
Conversion of preferred shares		3,952,366	10,506,903	-	-	10,506,903
Conversion of promissory notes		647,224	2,724,566	-	-	2,724,566
Conversion of note payable		27,286	150,000	-	-	150,000
Issuance of common shares		1,277,426	5,109,950	-	-	5,109,950
Net loss and comprehensive loss for the period		-	-	-	(3,936,284)	(3,936,284)
Balance as at September 30, 2023		8,076,673	19,835,839	-	(16,328,854)	3,506,985

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Medicus Pharma Ltd.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited) (expressed in United States dollars)

For the nine months ended September 30,	2024	2023
	$	$
Operating activities
Net loss and comprehensive loss for the period	(8,880,935)	(3,936,284)
Adjustments for non-cash items:
Finance expense, net	106,252	500,579
Depreciation	78,395	-
Share based compensation	580,629	-
Transaction costs	-	1,149,882
	(8,115,659)	(2,285,823)
Changes in non-cash working capital balances:
Prepaids	37,358	14,781
Accounts payable and accrued liabilities	1,098,225	1,501,385
Cash flows used in operating activities	(6,980,076)	(769,657)

Financing activities
Proceeds from issuance of convertible notes	5,172,500	500,000
Interest paid on convertible notes	(40,563)	-
Proceeds from issuance of share capital	5,470,000	-
Payment of lease obligation	(35,040)	-
Proceeds from concurrent financing	-	5,109,950
Cash flows provided by financing activities	10,566,897	5,609,950

Net change in cash during the period	3,586,821	4,840,293
Cash and cash equivalents, beginning of the period	1,719,338	267,652
Cash and cash equivalents, end of the period	5,306,159	5,107,945

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

1. Nature of business

Medicus Pharma Ltd. (the "Company" or "Medicus Pharma"), formerly Interactive Capital Partners Corporation ("Interactive"), up to the completion of the reverse takeover ("RTO"), is a clinical stage, multi-strategy holding company focused on investing in and accelerating novel life sciences and bio-technology companies through FDA approved clinical trials. The Company was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on April 30, 2008.

The Company's registered office is located at 100 King Street West, Suite 3400, One First Canadian Place, Toronto, Ontario, Canada. The Company's common shares trade on each of the TSX Venture Exchange (the "TSXV") and on The Nasdaq Capital Market ("Nasdaq") under the symbol "MDCX". The Company's warrants to purchase common shares trade on Nasdaq under the symbol "MDCXW".

Business Combination Agreement

On March 17, 2023, and as amended on May 12, 2023 and August 29, 2023, the Company entered into a Business Combination Agreement ("BCA") with RBx Capital, LP ("RBx") and SkinJect, Inc. ("SkinJect") under which the Company entered into an RTO with SkinJect on September 29, 2023. The RTO transaction included a concurrent financing of $5,109,950. SkinJect converted all its shares of equity and securities convertible into equity into common shares to facilitate the RTO. The Company incurred a listing expense of $2,550,665 in connection with the RTO.

RBx, a family office controlled by the Company's Executive Chairman and CEO, played a foundational role in the Company's development, dating back to the identification and evaluation of the SkinJect technology and negotiation of a proposed merger and Canadian listing transaction with the SkinJect principals.  RBx participated as lead investor in financings leading up to the Business Combination.  It also identified Interactive as a suitable Canadian reporting issuer vehicle to combine with SkinJect in the Business Combination (Interactive subsequently changed its name to "Medicus Pharma Ltd.").

RBx was a party to the Business Combination Agreement prior to Interactive being identified and designated as the acquisition vehicle. The Business Combination Agreement was later amended to include Interactive as acquiror.

Prior to the designation of Interactive as the acquisition vehicle, RBx engaged external legal and accounting advisors, paid regulatory and exchange listing costs, and incurred other expenses for the advancement of the Business Combination and associated financings and TSXV listing.

Following completion of the Business Combination and upon approval by the disinterested board members of the Company, expenses incurred by RBx in connection with the RTO transaction were reimbursed by the Company.

The Company determined that the expenses incurred by and reimbursed to RBx were appropriately recorded as Company listing expenses in the Company's financial statements.  Pursuant to IFRS 2.13A, as RBx assumed costs in connection with the Business Combination, these costs form part of the transaction and were recognized as a liability measured at fair value.

Reverse Share Split

On June 25, 2024, the Company's shareholders approved an amendment to the Company's articles of incorporation to  provide for the share consolidation, or reverse stock split, of the Company's issued and outstanding common shares at such a consolidation ratio to be determined by the Board of Directors of the Company in its sole discretion, to permit the Company to satisfy all conditions and necessary regulatory approvals to list the common share on a U.S national securities exchange as the Board of Directors of the Company may determine in its sole direction (the "Share Consolidation"). The Board of Directors of the Company approved the Share Consolidation on October 15, 2024, and the Share Consolidation was completed by the Company on October 28, 2024, at the ratio of 1-for-2 (Note 13).

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

Share and per share data presented in these consolidated financial statements has been adjusted for the Share Consolidation.

Subsidiaries

These unaudited condensed consolidated interim financial statements (the "consolidated financial statements") comprise the results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The accompanying consolidated financial statements include the accounts of Medicus Pharma and its subsidiaries. The consolidated financial statements incorporate the assets and liabilities of the Company and its subsidiaries as at September 30, 2024 and December 31, 2023 and the results of these subsidiaries for the three and nine months ended September 30, 2024 and 2023.

Subsidiaries are fully consolidated from the date on which control is obtained by the Company. All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are eliminated on consolidation.

The Company has the following subsidiaries:

		Ownership percentage as at
Entity name	Country	September 30, 2024	December 31, 2023
SkinJect, Inc.	USA	100%	100%
Medicus Pharma Inc.	USA	100%	100%

The Company's wholly owned subsidiaries are focused on the development of a drug delivery system using a dissolvable microneedle array for the treatment of certain skin cancers.

2. Basis of presentation

Statement of compliance

These consolidated financial statements of the Company have been prepared under International Financial Reporting Standards ("IFRS") in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The consolidated financial statements are prepared on a basis consistent with those accounting policies followed by the Company in the most recent audited annual consolidated financial statements. Certain disclosures normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. Accordingly, these consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the notes thereto for the year ended December 31, 2023.  In the opinion of management, the accompanying condensed consolidated interim financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 22, 2024.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value through profit and loss ("FVTPL"). Historical cost is generally based upon the fair value of the consideration given in exchange for goods and services.

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payment ("IFRS 2").

Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. The Company's functional currency is the United States dollar and the functional currencies of its subsidiaries are also the United States dollar.

Use of estimates and judgments

In preparing these consolidated financial statements, the significant judgments made by management in applying the Company's accounting policies and key sources of estimation uncertainty were the same as those applied in Note 2 of the audited annual consolidated financial statements for the year ended December 31, 2023. Actual results could differ from those estimates and assumptions.

New standards, amendments and interpretations not yet adopted by the Company

There are no accounting pronouncements which have become effective from January 1, 2024, that have a significant impact on the Company's condensed consolidated interim financial statements.

Summary of significant accounting policies adopted in the period

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use ("ROU") asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. ROU assets are depreciated to the earlier of the end of useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the ROU asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation. The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

The lease obligation is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, unless it has been reduced to zero.

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

The Company has elected to apply the practical expedient to not recognize ROU assets and lease obligations for short-term leases that have a lease term of twelve months or less and for leases of low value assets. The lease payments associated with those leases are recognized as an expense on a straight-line basis over the lease term.

Cash and cash equivalents

Cash and cash equivalents include cash held at financial institution and short-term investments in highly liquid marketable securities, having a term to maturity of three months or less.

3. Leases

Right-of-use asset

The Company's lease relates to office space.

Costs	$
Balance - December 31, 2023	-
Additions	356,784
Balance - September 30, 2024	356,784

Accumulated depreciation
Balance - December 31, 2023	-
Depreciation	78,395
Balance - September 30, 2024	78,395

Net balance - December 31, 2023	-
Net balance - September 30, 2024	278,389

Lease obligations

$
Balance - December 31, 2023	-
Additions	356,784
Interest accretion	27,227
Lease repayments	(35,040)
Balance - September 30, 2024	348,971
Current	112,387
Non-current	236,584

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation as follows:

$
Less than one year	141,211
One to two years	145,448
Thereafter	111,522
Total undiscounted lease payments payable	398,181
Less: impact of present value	(49,210)
Balance - September 30, 2024	348,971

Expenses for the three and nine months ended September 30, 2024, relating to leases of short-term and low-value leases, were $1,508 and $4,524 (2023 - $nil and $nil).

4. Convertible notes

On May 3, 2024, the Company issued convertible notes in the principal amount of $5,172,500. The convertible notes accrued interest at the rate of 10% per annum, payable in-kind semi-annually in arrears in the form of either cash or common shares of the Company, at the election of the holder, and had a maturity date of December 31, 2025.

Prior to January 1, 2025, the convertible notes would automatically convert to common shares in the event that the Company completed an initial public offering in the United States, at a conversion price equal to the greater of (i) a 20% discount to the initial public offering price and (ii) US$4.00; or if there had been a change of control, at a conversion price of $4.00 per common share. On or after January 1, 2025, conversion would be at the option of the holder at a conversion price of $4.00 per common share. The Company had the option to redeem all or any portion of the convertible notes at a price equal to 100% of the outstanding principal plus accrued and unpaid interest up to but not including the date of redemption. In the event of a change of control, the Company would offer to repurchase the convertible notes at a price equal to 101% of the principal plus accrued and unpaid interest up to but not including the date of repurchase. The Company elected to account for the convertible notes in their entirety at fair value through profit and loss.

Subsequently, the note holders were given the option to convert at a conversion price of $4.00 per share prior to July 31, 2024. On June 28, 2024, all of the holders of the convertible notes elected to convert to common shares. The Company paid cash interest of $40,563 and accrued interest of $38,462 was converted, along with the principal amount of $5,172,500, into 1,308,798 common shares.

During prior periods, the Company issued convertible promissory notes in the principal amount of $2,500,000. The convertible promissory notes accrued interest at the rate of 8% per annum and had a maturity date of December 31, 2023. At maturity the notes were payable in full, including unpaid accrued interest, or the convertible note holder could elect to convert to preferred shares. $1,500,000 of the convertible promissory notes could be converted into preferred shares at a price of $2.64122, and $1,000,000 could be converted at a price determined by dividing $25,000,000 by the fully diluted outstanding shares at the time of conversion, excluding other dilutive instruments.

In the event of a financing greater than $3,000,000 prior to maturity, the outstanding principal of the convertible debentures of $2,500,000 and any unpaid accrued interest automatically converted into preferred shares at the lesser of 80% of the price per share paid by other purchasers or the base conversion rate. This conversion results in a potential variable number of shares being issued on conversion, and as such the conversion options were accounted for as an embedded derivative liability, since they did not meet the criteria for equity classification. The conversion options were accounted for at fair value and were revalued at each reporting period end. The residual value was accounted for at amortized cost using the effective interest rate after adjusting for transaction costs.

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

The promissory notes were converted immediately prior to the RTO transaction for 647,224 common shares of SkinJect.

5. Share capital

[a] Authorized

The Company has an unlimited number of common shares with no par value authorized. Each holder of common shares is entitled to one vote for each share owned on all matters voted upon by shareholders.

[b] Issued and outstanding

	Common shares
	#	$
Balance - December 31, 2023	8,076,673	19,835,839
Conversion of debt (Note 4)	1,308,798	5,210,962
Issuance of common shares (i)	1,461,250	5,470,000
Balance - September 30, 2024	10,846,721	30,516,801

(i) Issuance of common shares

On June 28, 2024, the Company issued 1,461,250 common shares as part of a private placement for total proceeds of $5,845,000 at $4.00 per common share. The company incurred finders' fees of $375,000, which were recognized in equity as deduction from the gross proceeds received.

6. Share-based compensation

The Company has established an Equity Incentive Plan (the "Plan") which is administered by the Board of Director's of the Company. Participants under the Plan include directors, officers, employees and consultants of the Company. The Company may issue share options or restricted share units ("RSUs") under the Plan. Each share option can be exercised into one common share of the Company upon vesting. The Board of Directors determines, among other things, the eligibility of individuals to participate in the Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Plan. The options shall carry neither rights to dividends nor voting rights. Except as otherwise set forth, holders of RSUs may, as determined by the Board of Directors, have the right to receive dividends or other distributions if paid on such shares.

Each share option converts into one common share of the Company on exercise. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

The change in the number of share options outstanding during the period ended September 30, 2024, were as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding at December 31, 2023	812,500	1.16
Granted	125,000	4.52
Forfeited	(50,000)	1.16
Outstanding at September 30, 2024	887,500	1.63
Exercisable at September 30, 2024	887,500	1.63

The following table is a summary of the Company's share options outstanding as at September 30, 2024:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Exercise price	Number outstanding
C$	#	#	C$	#
1.16	762,500	4.07	1.16	762,500
3.34	25,000	4.74	3.34	25,000
4.80	62,500	4.50	4.80	62,500
4.84	37,500	4.50	4.84	37,500
1.63	887,500	4.14	1.63	887,500

The Company recognized share-based compensation for the three and nine months ended September 30, 2024 of $nil and $580,629 (2023 - $nil and $nil).

On June 25, 2024, the Board of Directors approved the acceleration of vesting for all outstanding share options to June 25, 2024, resulting in the Company recognizing the remaining expense for all share options outstanding and unvested as of that date.

Measurement of fair values

The fair value of share options granted during the period ended September 30, 2024, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

2024
Grant date share price	C$1.02 - C$4.90
Exercise price	C$1.16 - C$4.84
Expected dividend yield	-
Risk free interest rate	3.69% - 4.24%
Expected life	5 years
Expected volatility	96% - 97%

Expected volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

7. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Net loss attributable to shareholders	$(2,959,216)	$(2,963,692)	$(8,880,935)	$(3,936,284)
Weighted average number of common shares outstanding during the period	9,514,738	2,019,505	9,037,153	1,930,261
Basic and diluted net loss per share attributable to shareholders	$(0.31)	$(1.47)	$(0.98)	$(2.04)

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of the note payable, convertible promissory notes, preferred shares and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) presented for the periods ended September 30, 2024 and 2023 are as follows:

	September 30, 2024	September 30, 2023
	#	#
Share options	887,500	-
Total dilutive shares	887,500	-

8. General and administrative expenses

General and administrative expenses for the three and nine months ended September 30, 2024 and 2023 are comprised of:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Professional fees	1,137,176	124,904	2,811,358	483,679
Consulting fees	417,405	60,000	1,356,599	180,000
Salaries, wages and benefits	279,358	-	819,717	-
General office, insurance and administration expenditures	157,018	1,514	580,335	62,278
Investor relations	210,954	-	440,484	-
	2,201,911	186,418	6,008,493	725,957

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

9. Finance expense (income), net

Finance expense (income), net consists of the following for the three and nine months ended September 30, 2024 and 2023:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Accretion and interest expense (Note 4)	-	306,477	79,025	739,096
Fair value adjustment on derivative liability	-	(264,123)	-	(670,102)
Dividend expense	-	143,860	-	431,585
Interest income	(55,514)	-	(55,514)	-
Lease interest accretion (Note 3)	8,983	-	27,227	-
Finance expense (income), net	(46,531)	186,214	50,738	500,579

10. Commitments and contingencies

Commitments

The Company has a license agreement with the University of Pittsburgh, under which the Company has an obligation to pay an annual license maintenance fee of $5,000 until sales from products under the license occur. Upon achieving sales the Company will pay annual royalties of the greater of $50,000 and 3.0% of net sales. The Company has not made any sales of products under the license as of September 30, 2024. The Company is also obligated to pay 15.0% of any execution fees, maintenance fees, milestone fees and all other non-royalty payments received from any sublicensees. The Company has not currently entered into any sublicense agreements. The Company also reimburses the University of Pittsburgh for patent legal expenses incurred related to the license agreement. During the three and nine months ended September 30, 2024, the company recognized $7,720 and $39,689 (2023 - $20,045 and $62,892) in annual maintenance and patent legal expenses related to the license agreement.

Contingencies

In the ordinary course of business, from time to time, the Company may be involved in various claims related to operations, rights, commercial, employment or other claims. Although such matters cannot be predicted with certainty, management does not consider the Company's exposure to such claims to be material to these consolidated financial statements.

11. Related party transactions

The Company had an agreement with Velocity Fund Management, LLC ("VFM"), an affiliate of a shareholder of the Company, that provided for certain managerial positions to be filled from within VFM. These employees were not deemed employees of the Company, and VFM was responsible for the payment and provision of all wages, bonuses, commissions and benefits. Reimbursable salaries paid to VFM were $nil during the periods ended September 30, 2024 (2023 - $60,000). This agreement was terminated on September 29, 2023.

On October 18, 2023, the Company signed an agreement with RBx, that provides for certain managerial positions to be filled from within RBx. RBx is responsible for the payment and provision of all wages, bonuses, and benefits for these positions. Reimbursable salaries paid to RBx pursuant to this agreement are $125,000 per month. Reimbursable salaries paid to RBx were $375,000 and $1,050,000 during the three and nine months ended September 30, 2024 (2023 - $nil and $nil). Additional expenses of $36,829 and $161,006 were incurred by RBx on behalf of the Company in the three and nine months ended September 30, 2024. The Company paid $403,506 and $1,233,534 to RBx during the three and nine months ended September 30, 2024 (2023 - $nil and $nil). The total amount of accounts payable to RBx was $143,422 as of September 30, 2024 (December 31, 2023 - $165,950).

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

In connection with the convertible notes issued by the Company on May 3, 2024 (Note 4), related parties consisting of key management personnel subscribed for 168,750 convertible notes in the principal amount of $675,000. Upon conversion the Company settled the convertible notes, along with accrued but unpaid interest, with 172,953 common shares.

Key management personnel compensation during the periods ended September 30, 2024 and 2023 comprised:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries and benefits	359,489	-	1,014,849	-
Share-based payments	-	-	435,717	-
Total	359,489	-	1,450,566	-

12. Capital management

The Company's capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth and to provide returns to its shareholders. The Company defines capital as the aggregate of its share capital and borrowings.

Total managed capital is as follows:

	September 30, 2024	December 31, 2023
	$	$
Share capital	30,516,801	19,835,839
	30,516,801	19,835,839

The Company manages its capital structure in accordance with changes in economic conditions. In order to maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances. The Company is not subject to any externally imposed capital requirements.

13. Subsequent events

On October 28, 2024, the Company effected  the Share Consolidation at a ratio of 1-for-2.  The Share Consolidation was approved by the shareholders of the Company on June 25, 2024, and by the board of directors of the Company on October 15, 2024.

After the completion of the Share Consolidation, the number of the Company's issued and outstanding common shares decreased from 21,693,560 to 10,846,721. The par value of the Company's common shares remains unchanged at $nil per share after the Share Consolidation. The Share Consolidation was completed in preparation for a proposed U.S. listing.

On November 14, 2024, the Company granted 100,000 share options to an officer of the Company with an exercise price of C$3.25 and an expiry date of November 14, 2029. Each share option can be exercised to acquire one common share of the Company. The share options will vest over 5 years.

Medicus Pharma Ltd.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
(unaudited) (expressed in United States dollars, except number of shares)

On November 15, 2024, the Company closed its initial public offering in the United States of 970,000 units, at a price of $4.125 per unit. Each unit consists of one common share of the Company and one warrant to purchase one common share. The warrants have an exercise price of $4.64 per share and will expire 5 years from the date of issuance. In connection with the offering, the underwriter partially exercised its overallotment option and purchased an additional 145,500 warrants at $0.01 per warrant. The common shares and the warrants commenced trading on Nasdaq under the symbols "MDCX" and "MDCXW," respectively, on November 14, 2024. The common shares will continue to trade on the TSXV under the symbol "MDCX". The warrants will not trade on the TSXV.

On November 20, 2024, the Company granted 50,000 share options to a consultant of the Company with an exercise price of C$2.70 and an expiry date of November 20, 2029. Each share option can be exercised to acquire one common share of the Company. The share options are fully vested upon the date of grant.